                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 HRE Properties
                 ----------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                 ----------------------------------------------
                         (Title of Class of Securities)

                                  404265 10 0
                 ----------------------------------------------
                                 (CUSIP Number)

                                 HRE Properties
                          Attn: Mr. Charles J. Urstadt
                321 Railroad Avenue, Greenwich, Connecticut 06830
                                 (203) 863-8200
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 22, 1996
                 ----------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of ___ Pages

CUSIP No.  404265 10 0

-------------------------------------------------------------------------------

1        Name of Reporting Person(1)

         S.S. or I.R.S. Identification No. of Above Person

                     Countryside Square Limited Partnership
-------------------------------------------------------------------------------

2        Check the Appropriate Box If a Member of a Group
                                     a. / /
                                     b. / /
-------------------------------------------------------------------------------

3        SEC Use Only
-------------------------------------------------------------------------------

4        Source of Funds

                  OO
-------------------------------------------------------------------------------

5        Check If Disclosure of Legal Proceedings Is Required Pursuant to
         Item 2(d) or 2(e)  / /
-------------------------------------------------------------------------------

6        Citizenship or Place of Organization

                                    Delaware
-------------------------------------------------------------------------------

                           7        Sole Voting Power
  Number of
    Shares                                600,000
 Beneficially              ------------------------------------
  Owned By
                           8        Shared Voting Power

    Each                   ------------------------------------
  Reporting
   Person                  9        Sole Dispositive Power

    With                                  600,000
                           ------------------------------------

                           10       Shared Dispositive Power

                           ------------------------------------

-------------------------------------------------------------------------------


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                     600,000
-------------------------------------------------------------------------------

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares    / /
-------------------------------------------------------------------------------


------------------
         (1) Filing jointly pursuant to Rule 13d-1(f)(1) under the Act with HRE Properties.

                               Page 2 of ___ Pages

13       Percent of Class Represented By Amount in Row (11)

                           11.2%
-------------------------------------------------------------------------------

14       Type of Reporting Person

                           PN
-------------------------------------------------------------------------------

                               Page 3 of ___ Pages

CUSIP No.  404265 10 0
-------------------------------------------------------------------------------

1        Name of Reporting Person(2)
         S.S. or I.R.S. Identification No. of Above Person

                                 HRE Properties
-------------------------------------------------------------------------------

2        Check the Appropriate Box If a Member of a Group
                                     a. / /
                                     b. / /
-------------------------------------------------------------------------------

3        SEC Use Only
-------------------------------------------------------------------------------

4        Source of Funds

                  OO
-------------------------------------------------------------------------------

5        Check If Disclosure of Legal Proceedings Is Required Pursuant to
         Item 2(d) or 2(e)  / /
-------------------------------------------------------------------------------

6        Citizenship or Place of Organization

                                  Massachusetts
-------------------------------------------------------------------------------

                           7        Sole Voting Power
  Number of
    Shares                                600,000
 Beneficially              ------------------------------------
  Owned By
                           8        Shared Voting Power

    Each                   ------------------------------------
  Reporting
   Person                  9        Sole Dispositive Power

    With                                  600,000
                           ------------------------------------

                           10       Shared Dispositive Power

                           ------------------------------------

-------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person


                                    600,000
-------------------------------------------------------------------------------

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares      / /
-------------------------------------------------------------------------------


------------------
         (2) Filing jointly pursuant to Rule 13d-1(f)(1) under the Act with Countryside Square Limited Partnership.

                               Page 4 of ___ Pages

13       Percent of Class Represented By Amount in Row (11)

                           11.2%
-------------------------------------------------------------------------------

14       Type of Reporting Person

                           OO
-------------------------------------------------------------------------------

                               Page 5 of ___ Pages

Item 1.  Security and Issuer.

         This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, no par value (the "Common Stock"), of HRE Properties, a Massachusetts business trust ("HRE"). The address of the principal executive offices of HRE is 321 Railroad Avenue, Greenwich, Connecticut 06830.

Item 2.  Identity and Background.

         This Schedule 13D is filed jointly on behalf of Countryside Square Limited Partnership, a Delaware limited partnership ("Countryside"), and HRE, as the sole general partner of Countryside, pursuant to Rule 13d-1(f)(1) under the Act.

         Pursuant to the terms of the Limited Partnership Agreement of Countryside dated as of November 22, 1996, by and among HRE, as general partner, and the limited partners signatory thereto, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference in its entirety (the "Partnership Agreement"), HRE, as the sole general partner of Countryside, may be deemed to be the indirect beneficial owner of the 600,000 shares of Common Stock of HRE beneficially owned by Countryside (the "Countryside Common Shares").

         Countryside's principal business is (a) the ownership and management of certain commercial real estate acquired by Countryside from HRE as a capital contribution to Countryside in connection with the organization of Countryside (the "Commercial Property") and (b) the ownership of the Countryside Common Shares. HRE's principal business is the ownership of real estate investments which consist principally of equity investments in income-producing properties, with primary emphasis on properties in the eastern part of the United States. The principal business address and the principal office address of each of Countryside and HRE is 321 Railroad Avenue, Greenwich, Connecticut 06830.

         The name, business address, citizenship and present principal occupation of each director and executive officer of HRE are set forth on Schedule I hereto.

         None of Countryside, HRE or, to the best knowledge of such parties, any of the persons listed on Schedule I hereto has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to the terms of the Partnership Agreement, Countryside acquired the Countryside Common Shares from the limited partners of Countryside as a capital contribution to Countryside in connection with the organization of Countryside and Countryside acquired the Commercial Property from HRE as a capital contribution to Countryside in connection with the organization of Countryside.

                               Page 6 of ___ Pages

Item 4.  Purpose of Transaction.

         Pursuant to the terms of the Partnership Agreement, Countryside acquired the Countryside Common Shares from the limited partners of Countryside as a capital contribution to Countryside in connection with the organization of Countryside. Countryside currently intends to hold the Countryside Common Shares for investment. Pursuant to the terms of the Partnership Agreement, Countryside is required to make certain distributions to the limited partners and the general partner of Countryside on a monthly basis and upon liquidation of Countryside. In the event that Countryside does not have sufficient cash to make the required distributions to the limited partners of Countryside, HRE, as the general partner of Countryside, will have the option to sell all or a portion of the Countryside Common Shares in order to provide Countryside with sufficient cash to make such distributions. While Countryside does not currently anticipate selling any of the Countryside Common Shares, it may elect to do so if Countryside does not have sufficient cash to make the required distributions to the limited partners of Countryside. If HRE shall elect to sell all or a portion of the Countryside Common Shares, it may do so in the open market or in privately negotiated transactions. In no event, however, will HRE be entitled to sell more Countryside Common Shares than are necessary to provide Countryside with sufficient cash to make such distributions to the limited partners of Countryside. Under the terms of the Partnership Agreement, the limited partners or the general partner of Countryside may require the dissolution of Countryside on or after the third anniversary of the date of the Partnership Agreement. Upon any dissolution of Countryside, it is currently anticipated that any Countryside Common Shares then held by Countryside after all required cash distributions are made to the limited partners of Countryside will be distributed to HRE. Reference is hereby made to the Partnership Agreement for a more complete description of the terms and conditions of the Partnership Agreement.

         On March 23, 1996, HRE announced a share repurchase program pursuant to which HRE would repurchase up to 1,000,000 shares of the Common Stock of HRE over a ten-year period. Subject to its obligations under the federal securities laws, HRE may, from time to time, repurchase shares of HRE Common Stock pursuant to such share repurchase program.

         As noted in Item 2 above, the information set forth herein respecting HRE and the persons named in Schedule I hereto is being provided solely as a result of the fact that HRE, as the sole general partner of the Partnership, may be deemed to beneficially own the Countryside Common

         Shares held by Countryside. While the information set forth herein respecting HRE and the persons named in Schedule I hereto is believed to be accurate in all material respects, reference is hereby made to the periodic reports, proxy statements and other information filed by HRE and the persons named in Schedule I hereto with the Securities and Exchange Commission for changes in such information and other developments that may occur subsequent to the date of the information contained herein.

         Except as specifically set forth in this Item 4, none of Countryside, HRE or, to the best knowledge of such parties, any of the persons named in Schedule I hereto has any plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through (j) of Item 4 of Schedule 13D, although such persons may develop such plans or proposals.

                               Page 7 of ___ Pages

Item 5.  Interest in Securities of the Issuer.

  (a)(i) Countryside directly owns the 600,000 Countryside Common Shares.
         As the sole general partner of Countryside, HRE may be deemed to be the indirect beneficial owner of the 600,000 Common Shares. The 600,000 Countryside Common Shares represent 11.2% of the 5,346,081 shares of Common Stock of HRE outstanding on the date hereof, based upon information provided by HRE and calculated in accordance with Rule 13d-3(d)(1) under the Act.

    (ii) For information concerning the ownership of Common Stock of HRE by the persons listed on Schedule I hereto, see the portions of HRE's Proxy Statement dated January 29, 1996 attached hereto as Exhibit 3 and incorporated herein by reference. As noted above, while the information set forth herein respecting HRE and the persons named in Schedule I hereto is believed to be accurate in all material respects, reference is hereby made to the periodic reports, proxy statements and other information filed by HRE and the persons named in Schedule I hereto with the Securities and Exchange Commission for changes in such information and other developments that may occur subsequent to the date of the information contained herein.

     (b) Subject to the terms of the Partnership Agreement, HRE, as the sole general partner of Countryside, has the power to vote or direct the voting and the power to dispose or direct the disposition of the Countryside Common Shares.

     (c) Except as set forth in this Schedule 13D, none of Countryside, HRE or, to the best knowledge of such parties, any of the persons named on
         Schedule I hereto owns any shares of the capital stock of HRE or has purchased or sold any shares of the capital stock of HRE during the past 60 days.

     (d) Except as set forth in this Schedule 13D and except as may be provided in the Partnership Agreement, no person is known by Countryside or HRE to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Countryside Common Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     (a) For information concerning the terms of the Partnership Agreement, see Item 4 above.

     (b) Pursuant to the Partnership Agreement, each of the limited partners of Countryside has granted a proxy to Countryside to vote the Countryside Common Shares at any meeting of the shareholders of HRE or in connection with any action by written consent.

         Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 of this Schedule 13D or between such persons and any other person with respect to any of the securities of HRE, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

                               Page 8 of ___ Pages

Item 7.  Materials to Be Filed as Exhibits.

         1. Joint Filing Agreement, dated November 27, 1996.

         2. Limited Partnership Agreement, dated November 22, 1996, by and among HRE Properties, as general partner, and the persons set forth on Exhibit A attached thereto, as limited partners.

         3. Certain Extracts from HRE's Proxy Statement dated January 29, 1996.

                     Page 9 of ___ Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 27, 1996

COUNTRYSIDE SQUARE LIMITED PARTNERSHIP

By:      HRE PROPERTIES,
         as General Partner

         By:/s/Charles J. Urstadt
            --------------------------------------
            Name:   Charles J. Urstadt
            Title:  Chairman of the Board and Chief Executive Officer

HRE PROPERTIES


By:/s/Charles J. Urstadt
   ----------------------------------------
   Name:   Charles J. Urstadt
   Title:  Chairman of the Board and Chief Executive Officer

                              Page 10 of ___ Pages

                                   SCHEDULE I

Reporting Person:...............    HRE Properties ("HRE")
                                    321 Railroad Avenue
                                    Greenwich, Connecticut 06830

Executive Officers, Directors and Controlling Persons:

Name     .......................    Charles J. Urstadt

Positions.......................    Chairman of the Board and Chief Executive
                                    Officer, HRE
Principal Occupation
and Employment;
Business Address................    Chairman of the Board and Chief Executive
                                    Officer, HRE; Chairman, President and
                                    Director, Urstadt Property Company, Inc.;
                                    Trustee, Pace University; Trustee, Teacher's
                                    Insurance and Annuity Association; the
                                    business address of Mr. Urstadt is: 321
                                    Railroad Avenue, Greenwich, Connecticut
                                    06830

Citizenship.....................    U.S.A.

Name     .......................    Willing L. Biddle
Positions  .....................    President and Chief Operating Officer, HRE
Principal Occupation
and Employment;
Business Address  ................  President, HRE; the business address of
                                    Mr. Biddle is: 321 Railroad Avenue,
                                    Greenwich, Connecticut 06830
Citizenship  .....................  U.S.A.

Name:    .........................  James R. Moore
Position:.......................    Executive Vice President, Chief Financial
                                    Officer, Treasurer and Secretary, HRE
Principal Occupation
and Employment;
Business Address:...............    Executive Vice President, Chief Financial
                                    Officer, Treasurer and Secretary, HRE; the
                                    business address of Mr. Moore is: 321
                                    Railroad Avenue, Greenwich, CT 06830
Citizenship:....................    U.S.A.

Name:     ......................    Raymond P. Argila
Position: ......................    Senior Vice President, Chief Legal Officer
                                    and Assistant Secretary, HRE
Principal Occupation
and Employment;
Business Address:...............    Senior Vice President, Chief Legal Officer
                                    and Assistant Secretary, HRE; the business

                                    address of Mr. Argila is: 321 Railroad
                                    Avenue, Greenwich, CT 06830
Citizenship.....................    U.S.A.

                              Page 11 of ___ Pages

Name:    .......................    Peter Herrick
Position:  .....................    Trustee
Principal Occupation
and Employment;
Business Address:...............    Director, BNY Hamilton Funds; the business
                                    address of Mr. Herrick is: 42 Sunnybrook
                                    Road; Bronxville, N.Y. 10708
Citizenship:....................    U.S.A.

Name: ..........................    Paul D. Paganucci
Position:   ....................    Trustee
Principal Occupation
and Employment;
Business Address:...............    Chairman, Ledyard National Bank; Director,
                                    Filene's Basement, Inc.; Director, State
                                    Mutual Securities Inc.; Director, The Grace
                                    Institute; the business address of Mr.
                                    Paganucci is: P.O. Box 799; 38 Main Street;
                                    Hanover, New Hampshire 03755
Citizenship:....................    U.S.A.

Name:    .......................    James O. York
Position:    ...................    Trustee
Principal Occupation
and Employment;
Business Address:...............    Real Estate Counselor; Trustee, The
                                    International Council of Shopping Centers
                                    Education and Research Foundation; Trustee,
                                    Corporate Property Investors; the business
                                    address of Mr. York is: 4 Riverstone; Laguna
                                    Niguel, California 92677
Citizenship:....................    U.S.A.

Name:    .......................    Robert R. Douglass
Position:   ....................    Trustee
Principal Occupation
and Employment:
Business Address:...............    Of Counsel, Milbank, Tweed Hadley and
                                    McCloy; Chairman and Director, Cedel;
                                    Chairman, Downtown Lower Manhattan
                                    Association; Chairman, Alliance for Downtown
                                    New York; Director, Business Council for the
                                    United Nations; Member, Council on Foreign
                                    Relations; Director, Gryphon Holdings, Inc.;
                                    Trustee, Managed Accounts Services Portfolio
                                    Trust; the business address of Mr. Douglass

                                    is: One Chase Manhattan Plaza, 46th Fl.; New
                                    York, New York 10005
Citizenship:....................    U.S.A.

Name:    .......................    George H. C. Lawrence
Position:   ....................    Trustee
Principal Occupation
and Employment;
Business Address:...............    Chairman, Chief Executive Officer and
                                    President, Lawrence Investing Company, Inc.;
                                    Director, Urstadt Property Company, Inc.;
                                    Trustee, Sarah Lawrence College; Director,
                                    CLX Energy; the business address of Mr.
                                    Lawrence is: 3507 Ocean Drive; Vero Beach,
                                    Florida 32963
Citizenship:....................    U.S.A.

                              Page 12 of ___ Pages

Name:    .......................    E. Virgil Conway
Position:   ....................    Trustee
Principal Occupation
and Employment;
Business Address:...............    Chairman, Metropolitan Transportation
                                    Authority; Financial Consultant and
                                    Corporate Director; Trustee, Consolidated
                                    Edison Company of New York, Inc.; Director,
                                    Union Pacific Corporation; Trustee, Phoenix
                                    Home Life Mutual Funds; Trustee, Atlantic
                                    Mutual Insurance Company; Director,
                                    Centennial Insurance Company; Director,
                                    Trism, Inc.; Director, AccuHealth, Inc.;
                                    Chairman, New York Housing Partnership
                                    Development Corporation; Vice Chairman,
                                    Academy of Political Science; Trustee, Pace
                                    University; the business address of Mr.
                                    Conway is: 101 Park Ave., 30th Fl.; New
                                    York, New York 10178
Citizenship:....................    U.S.A.

                              Page 13 of ___ Pages

                                  EXHIBIT INDEX

                                                                            Page
Exhibit                                                                   Number

1.       Joint Filing Agreement, dated November 27, 1996.

2. Limited Partnership Agreement, by and among HRE Properties, as general partner, and the persons set forth on Exhibit A attached thereto, as limited partners.

3.       Certain Extracts from HRE's Proxy Statement dated January 29, 1996.

                              Page 14 of ___ Pages